China Linen Textile Industry Ltd. Acquires Lanxi Tianxianfang Linen Co., Ltd.

Expands linen yarn production by 39% to 2,220 tons annually, and linen fabric production capacity by 26% to 10.1 million meters annually, and adds bleaching factory

Acquisition expected to generate $2.7 million in net income during the next 12 months

LANXI COUNTY, China, November 18 /PRNewswire-Asia/ -- China Linen Textile Industry, Ltd. (OTC Bulletin Board: CTXIF.OB) ("China Linen" or the “Company”), a China-based producer of linen yarn and fabric, today announced that it has acquired a 100% equity interest in Lanxi Tianxianfang Linen Co., Ltd. (“Tianxianfang”) for approximately $6.7 million. The acquisition will expand the capacity of the Company’s two main product lines and enable China Linen to meet its growing customer demand.

China Linen entered into a fixed asset lease agreement with Tianxianfang on July 1, 2010 and has been operating the facility since that date. The acquisition of Tianxianfang includes a 23,358 square foot office building, a spinning production line with 3,000 spindles, bleaching machines and other equipment. The acquisition will increase the Company’s line yarn production capacity by approximately 620 ton, or 39%, to 2,220 tons annually, and increase the linen fabric production capabilities by 2.1 million meters, or about 26%, to 10.2 million meters annually. This acquisition is expected to add approximately $4.9 million in revenue and $1.2 million in net income annually, while maintaining gross margins of approximately 30%. In addition, the bleaching factory which was acquired as part of the transaction has an annual capacity of processing 10 million meters of linen fabric, and is expected to generate approximately $1.5 million in additional net income over the next twelve months.

Mr. Gao Ren, Chairman and President of China Linen, stated: “We are very excited to announce the acquisition of Tianxianfang, an important milestone in our goal to become a vertically integrated producer while expanding capacity. By adding a downstream component to our production cycle, we are complementing our core competency while protecting our margin profile. The acquisition will enable us to drive incremental growth by fulfilling more sizeable orders from both domestic and international customers, which we expect to further improve our financial and operational performance.”

About China Linen Textile Industry, Ltd.

China Linen Textile Industry, Ltd. (http://www.chinalinen.cc/) is principally engaged in the production and sale of linen yarn and various types of linen fabric. The Company is also involved in consultation and R&D related to linen technology and linen products. The Company carries on all of its business activities through its subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. ("Lanxi Sunrise"), established in June 2002 and located in Lanxi County, the "Homeland of Flax in China," near Harbin City in China. Lanxi Sunrise has one yarn-spinning factory, one bleaching factory and two fabric weaving factories in its 35,120 square meters of building area with a staff of 1,400 and 430 sets of world-class, advanced production machinery. Annual production capacity totals approximately 2,220 tons with 50 different types of yarn and 10 million meters of fabric with 110 types. Approximately 50 percent of its products are exported to more than 10 countries.

Forward-looking statements:

The above news release contains forward-looking statements. The statements contained in this document that are not statements of historical fact, including but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, including statements related to expected market trends and the Company's performance, are all "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. These statements are based on assumptions that management believes are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performances, and are subject to a wide range of external factors, uncertainties, business risks, and other risks identified in filings made by the company with the Securities and Exchange Commission. Actual results may differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

     For further information, contact:

     China Linen Textile Industry, Ltd.
     Ms. Jodie Zheng Wehner, CFO
     Tel: 001-310-890-8048
     Email: jodiewehner@chinalinen.cc

     Mr. Xiao Weixing, IR Manager
     Tel: +86-137-9600-2690
     Email: xiaoweixing@chinalinen.cc

     HC International, Inc.
     Scott Powell, Vice-President
     Tel:   +1-917-721-9480
     Email: scott.powell@hcinternational.net
     Web: www.hcinternational.net